December 18, 2008
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	PharmaNet Development Group, Inc. Request to Withdraw Registration Statement on Form S-4 File No. 333-155496
Ladies and Gentlemen:
     In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), PharmaNet Development Group, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above referenced registration statement on Form S-4 (the “Registration Statement”), together with all exhibits thereto, in accordance with and subject to Rule 477.
     The Registrant is requesting withdrawal of the Registration Statement because the exchange offer to which the Registration Statement relates was allowed to terminate on 11:59 PM on its expiration date. The Registration Statement has not yet been declared effective and no securities have been sold or exchanged pursuant thereto. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.
     The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.
     If you have any questions with respect to this request, please call Emilio Ragosa, Esq. of Morgan, Lewis & Bockius LLP, counsel to the Registrant, at (609) 919-6633.

Sincerely, PHARMANET DEVELOPMENT GROUP, INC.
/s/ John Hamill
John Hamill
Executive Vice President and Chief Financial Officer